Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

02034941

May 31, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

Attn: Filing Desk

Dear Sirs:

SUPPL

Re: E.T.C. Industries Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b), Securities Act of 1934
File No.82-1508

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period April 1 - 30, 2002:

1) April 4/02 letter to Canadian Venture Exchange ("CDNX") c/w News Release as disseminated;
2) April 4/02 letter to B.C. Securities Commission ("BCSC") c/w Form 53-901F as filed;
3) April 16/02 letter to CDNX c/w Private Placement Summary Form 4B & 4C as filed;
4) April 19/02 letter to BCSC c/w Form 45-902F as filed;
5) April 25/02 letter to CDNX c/w Notice Form 4A as filed;

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Yours truly,

Gary Musil,
Secretary/Director

dlw 6/19

GM/rm

Enclosures

Received as above
per: ____________________
Print Name

File # 82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

April 4, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated April 4, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c.
- B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors (e-mail)
- Jones Richards & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

CONSOLIDATED E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
gmusil@direct.ca

April 4, 2002

CDNX – "EAX"
12g3-2(b): 82-1508

"NEWS RELEASE"

FURTHER FINANCING ARRANGED FOR GRANBY PENINSULA EXPLORATION

The Company has proposed a non-brokered financing of 500,000 units at an Offering price of $1.00 per unit. Each unit consists of four (4) Flow-Through common shares and one (1) Non Flow-Through common share. The Offering is subject to regulatory approvals.

The proceeds from the financing will be used to fund the first year property payments and exploration program under the Granby option agreement announced February 4, 2002 as well as working capital.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil, CFO
Secretary/Director

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

April 4, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of April 4, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c.
- Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

SEC MAIL PROCESSING RECEIVED
JUN 14 2002
WASH. D.C. 152 SECTION

ITEM 1. REPORTING ISSUER

Consolidated E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

April 4, 2002

ITEM 3. PRESS RELEASE

Issued April 4, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has proposed a non-brokered financing of 500,000 units at an Offering price of $1.00 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

FURTHER FINANCING ARRANGED FOR GRANBY PENINSULA EXPLORATION
The Company has proposed a non-brokered financing of 500,000 units at an Offering price of $1.00 per unit. Each unit consists of four (4) Flow-Through common shares and one (1) Non Flow-Through common share. The Offering is subject to regulatory approvals.

The proceeds from the financing will be used to fund the first year property payments and exploration program under the Granby option agreement announced February 4, 2002 as well as working capital.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary

DATED this 4th day of April, 2002.

File # 82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

April 16, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attention: Justine Wong, Analyst
Corporate Finance

Dear Karen:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")
- Submission #73239 - Follow-up Materials

Further to your letter dated April 5/02, I submit herewith the final documentation as required:

1) A completed Private Placement Summary Form 4B;
2) A completed Private Placement Declaration of Certified Filing Form 4C;

We await your final acceptance.

Yours truly,

Gary Musil
Secretary/Director

GM/rm

Enclosures

c.c. Martin & Associates, Attn: Paul Fang, Solicitor
Securities & Exchange Commission, Wash. D.C. USA

FORM 4B

PRIVATE PLACEMENT SUMMARY FORM

To be provided at the final filing stage. Please complete the following:

Re: CONSOLIDATED E.T.C. INDUSTRIES LTD. (the "Issuer").

Trading Symbol: EAX .

Date: April 16, 2002 .

Date of Exchange Conditional Acceptance: April 5, 2002 .

Total Number and Type of Security: 1,047,000 common shares .

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date**	*Insider=Y ProGroup=P Not Applicable= N/A
Egon Nikolai 12357 - 56A Avenue Surrey, B.C. V3X 3H7	163,000	$0.15	128(h)	Nil	April 15/02	N/A
Fern Nikolai 12357 - 56A Avenue Surrey, B.C. V3X 3H7	163,000	$0.15	128(h)	Nil	April 15/02	N/A
409060 B.C. Ltd. (Walter Barnscher) #20582 - 95A Ave. Langley, B.C. V1M 1H8	94,000	$0.15	128(h)	Nil	April 4/02	N/A
Dave McKenzie 5140 Bunting Ave. Richmond, B.C. V7E 5W1	500,000	$0.15	128(h)	Nil	April 4/02	Y
Thomas Q. O'Connor Suite 407-1280 W. 8th Ave. North Vancouver, B.C. V7M 3M1	25,000	$0.15	128(h)	5,000	April 2/02	N/A
Roland Schemel 3056 Proctor West Vancouver, B.C.	65,000	$0.15	128(h)	Nil	April 4/02	N/A
David Bradley 825 Louis Street Eugene, OR 97402	37,000	$0.15	128(h)	Nil	April 9/02	N/A

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**Has each placee advanced payment to the Issuer or have the placement funds been placed in trust pending receipt of all necessary approvals?

YES __X__ NO ______

If NO, please explain: ____

1. Each purchaser has been advised of the applicable Securities Law and Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

2. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders, and provide the date on which shareholder approval has been or will be obtained for the transaction.

3. A Form 4D - Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual.

   YES __X__ NO ______

   If the Form 4D on file does not contain current information, a new Form, or amendment to the Form, must be submitted by the placee.

FORM 4C

PRIVATE PLACEMENT
DECLARATION OF CERTIFIED FILING

Re: CONSOLIDATED E.T.C. INDUSTRIES LTD. (the "Issuer").

Trading Symbol: EAX .

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – Private Placements, in effect as of the date of this Declaration or any deviations are disclosed in the Notice previously filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed; and

d) any changes to the terms of this Private Placement since the conditional acceptance of the Notice have been disclosed in an attachment to this Declaration.

Dated April 16, 2002 .

Gary Musil
Name of Director or Senior Officer

[signature]
Signature

Secretary/Director
Official Capacity

FORM 4D1
CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a private placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it once, and it will be referenced for all subsequent private placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies.

1. Name of Placee:
   409060 B.C. LTD.

2. Address of Placee's Head Office:
   20582 - 95A Ave. Langley, B.C. V1M 1H8

3. Jurisdiction of Incorporation or Creation:
   British Columbia

4. If the Placee will be purchasing securities as principal, but not as a portfolio manager, please check the box and include the names and addresses of persons having a greater than 10% beneficial interest in the Placee: ☒
   Walter Barnscher

5. The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 141 and 147 of the *Securities Act* (Alberta).

6. For Placees which are portfolio managers or trusts purchasing pursuant to an exemption from the prospectus requirements prescribed by British Columbia Securities Law and are required pursuant to the applicable exemption to be purchasing as agent for accounts that are fully managed by it, please check the box and complete the Additional Undertaking and Certification in Form 4D2. ☐

Dated at Vancouver BC on March 25/02.

409060 B.C. LTD.
(Name of Purchaser - please print)

W Barnscher
(Authorized Signature)

President/Director
(Official Capacity - please print)

Walter Barnscher
(please print name of individual whose signature appears above, if different from name of purchaser printed above)

File # 82-1503

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

April 19, 2002

BC Securities Commission
9th Floor, 701 Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Statutory Filings

Dear Sirs:

Re: BC Form 45-902F

Enclosed please find our BC Form 45-902F regarding the closing of a private placement announced on March 25, 2002. Also enclosed is our filing fee for the above.

If you have any questions regarding the abovementioned documents, please contact us at the above address.

Yours truly,

Gary Musil,
Secretary/Director

Enclosures
cc: Martin & Associates, Solicitors, Attn: Paul Fang
Securities & Exchange Commission, Wash. D.C., USA

FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Consolidated E.T.C. Industries Ltd.
   600 - 625 Howe Street
   Vancouver, BC
   V6C 2T6

   Telephone: (604) 683-6648

2. State whether the issuer is or is not an exchange issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is an exchange issuer.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quoting system.

   Canadian Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   1,047,000 units at a price of $0.15 per unit, each unit composed of one common share and one share purchase warrant exercisable for a period of up to two years commencing March 25, 2002 at a price of $0.17.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

   Please see attached schedule.

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   Please see attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

Question #5 Schedule

Full Name & Municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distributio n	Purchase price per Security (CDN$)	Section of Act/Rules Prospectus Exemption	Length of any restricted or seasoning period
Egon Nikolai Surrey, B.C.	163,000	April 18/02	$0.15	128(h) of the Rules	April 18/03
Fern Nikolai Surrey, B.C.	163,000	April 18/02	$0.15	128(h) of the Rules	April 18/03
409060 B.C. Ltd. Langley, B.C.	94,000	April 18/02	$0.15	128(h) of the Rules	April 18/03
Dave McKenzie Richmond, B.C.	500,000	April 18/02	$0.15	128(h) of the Rules	April 18/03
Thomas Q. O'Connor North Vancouver B.C.	25,000	April 18/02	$0.15	128(h) of the Rules	April 18/03
Roland Schemel West Vancouver B.C.	65,000	April 18/02	$0.15	128(h) of the Rules	April 18/03
David Bradley Eugene, OR	37,000	April 18/02	$0.15	128(h) of the Rules	April 18/03

Question #6 Schedule

Full Name & Residential Address of Purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Section of Act/Rules Prospectus Exemption
Egon Nikolai 12357 - 56A Avenue Surrey, B.C. V3X 3H7	604-572-7718	Units for common shares and warrants	128(h) of the Rules
Fern Nikolai 12357 - 56A Avenue Surrey, B.C. V3X 3H7	604-572-7718	Units for common shares and warrants	128(h) of the Rules
409060 B.C. Ltd. #20582 - 95A Ave. Langley, B.C. V1M 1H8	604-720-3104 wlbtaxrelief@shaw.ca	Units for common shares and warrants	128(h) of the Rules
Dave McKenzie 5140 Bunting Ave. Richmond, B.C. V7E 5W1	604-273-5543	Units for common shares and warrants	128(h) of the Rules
Thomas Q. O'Connor Suite 407-1280 W. 8th Ave. North Vancouver, B.C. V7M 3M1	604-980-1438 toconnor@look.ca	Units for common shares and warrants	128(h) of the Rules
Roland Schemel 3056 Proctor West Vancouver, B.C.	604-926-1488	Units for common shares and warrants	128(h) of the Rules
David Bradley 825 Louis Street Eugene, OR 97402	604-688-8316	Units for common shares and warrants	128(h) of the Rules

[redacted]

April 18, 2002

Consolidated E.T.C. Industries Ltd.
600 – 625 Howe Street
Vancouver, BC
V6C 2T6

Attention: Gary Musil

Dear Sirs\Mesdames:

Re: CONSOLIDATED E.T.C. INDUSTRIES LTD. ("EAX")
Private Placement-Non-Brokered – Submission #73239

This is to confirm that the TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced March 25, 2002 and March 28, 2002:

Number of Shares:	1,047,000 shares
Purchase Price:	$0.15 per share
Warrants:	1,047,000 non-transferable share purchase warrants to purchase 1,047,000 shares
Warrant Exercise Price:	$0.17 for a two year period
Number of Placees:	7 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Dave McKenzie	Y	500,000

The Company must issue a news release if the private placement does not close promptly

The Company was declared 'Inactive' on June 8, 2001. The Inactive designation will be maintained until the Company has completed its reorganization.

Consolidated E.T.C. Industries Ltd.
April 18, 2002
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\nl

File: ::ODMA\PCDOCS\DOCF\892684\1

File # 82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

April 25, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Benjamin Ong, CA - Corporate Analyst
Corporate Finance

Dear Sir:

Re: Private Placement - Offering Memorandum

Further to our news release of April 24, 2002, enclosed is our Private Placement Notice Form 4A and Filing Fees in the amount of $1,750.00 + GST.

This is being filed in addition to the Property Acquisition - Submission No. 71773. If you require any additional information, please contact us at the above address.

Yours truly,

Gary Musil, CFO
Secretary/Director

Enclosures

c.c. Martin & Associates, Attn: Paul Fang, Solicitor
Securities & Exchange Commission, Wash. D.C. USA

FORM 4A

PRIVATE PLACEMENT NOTICE FORM

Re: CONSOLIDATED E.TC. INDUSTRIES LTD. (the "Issuer").

Trading Symbol: EAX .

Issued and Outstanding Listed Shares Prior to Private Placement 3,164,679 .

Date Price Reservation Form filed (if applicable) ________ .

Date of News Release Announcing the Private Placement April 4, 2002 .

---

1. Total amount of funds to be raised: $500,000 .

2. Description of securities to be issued:

   (a) Class Common .

   (b) Number 500,000 units (2,500,000 shares) .

   (c) Price per security $1.00/unit ($0.20 per share) .

3. If Warrants are to be issued, provide the following information:

   (a) Number N/A .

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants ________ .

   (c) Exercise price of Warrants ________ .

   (d) Expiry date of Warrants ________ .

4. If Debt Securities are to be issued, provide the following information: N/A

   (a) Aggregate principal amount ________ .

   (b) Maturity date ________ .

   (c) Interest rate ________ .

   (d) Conversion terms ________ .

   (e) Default provisions ________ .

5. Placees - Please complete the following chart for each placee

(a) who will hold ≥5% of the issued and outstanding Listed Shares of the Issuer post-closing of the placement;

(b) who is an Insider; and

(c) who is a member of the Pro Group.

**Name & Address of Purchaser	Number of Securities Purchased	Section of Act/Rules Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date if applicable	*Insider=Y ProGroup=P Not Applicable=N/A
To be provided upon receipt of the Offering Memorandum and Sale of the Units					

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**If placee is not an individual and a Corporate Registration Form has not been filed, state the names of the beneficial owners holding ≥ 20% of the placee.

6. If a Tier 1 Issuer, please disclose the proposed use of proceeds.

____

If the Issuer is a Tier 2 Issuer, please disclose the use of proceeds and provide a comparison to expenditures on similar categories in the preceding 12 month period.

Use of Proceeds		Expenditures on Similar Categories in Preceding 12 Months
Exploration Expenditures	$400,000	
Working Capital	$100,000	

7. State the estimated working capital on hand as at the preceding month end.

Approx. ($70,000) Deficit at March 31, 2002

8. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the placement: N/A

(a) Sales Agent/broker (name, address, beneficial ownership where applicable) ______.

(b) Cash ______.

(c) Securities ______.

(d) Expiry date of any Agent's Option ______.

(e) Exercise price of any Agent's Option______.

9. State whether the Sales Agent is a Related Party of the Issuer.

10. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

11. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

Each unit consists of four (4) flow through and one (1) non-flow through common share.

12. State whether the Private Placement will result in a change of control.

No

13. State whether shareholder approval of the Private Placement is required.

No

14. State the Prospectus exemption(s) being relied on and the hold period to which the securities will be subject. (Including Exchange four month hold period.)

Exemptions under 128(h) - One year hold period

15. If this transaction is not fully in accordance with Policy 4.1 - Private Placements, indicate where there are deviations, and explain why a waiver of policy is in the best interests of the Issuer and the investing public.

N/A